Exhibit 99.1

Rogers Communications Inc. Announces Pricing of Private Offering of US$750 million of Fixed-to-Fixed Rate Subordinated Notes

TORONTO, February 3, 2022 (GLOBE NEWSWIRE) — Rogers Communications Inc. (“RCI”) announced today that it has priced a private offering of US$750 million aggregate principal amount of 5.25% fixed-to-fixed rate subordinated notes due 2082 (the “Notes”). The net proceeds from the issuance of the Notes will be approximately US$740 million. RCI expects to use these net proceeds to repay a portion of its senior notes maturing this year and/or certain short-term borrowings that were used to fund, in part, its acquisition of 3500 MHz spectrum licenses in 2021. The offering of the Notes is expected to close on February 11, 2022.

The Notes will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws in the United States and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act and applicable state securities laws. Accordingly, the Notes are being offered and sold only to persons reasonably believed to be qualified institutional buyers in accordance with Rule 144A under the Securities Act and to non-U.S. persons outside the United States in accordance with Regulation S under the Securities Act. Additionally, the Notes were offered in Canada in reliance on exemptions from applicable Canadian prospectus requirements.

This news release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Rogers

Rogers is a leading Canadian technology and media company that provides world-class communications services and entertainment to consumers and businesses on our award-winning networks. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. Today, we are dedicated to providing industry-leading wireless, cable, sports, and media to millions of customers across Canada.

For further information:

Investor Relations

1-(844)-801-4792

investor.relations@rci.rogers.com